SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No. 10)


                    AIRCOA Hotel Partners, L.P.
                    ---------------------------
                         (Name of Issuer)

                     Class A Depositary Units
                     ------------------------
                  (Title of Class of Securities)

                            009293 10 1
                            -----------
                          (CUSIP Number)

                        Lyle L. Boll, Esq.
                Vice President and General Counsel
                     Richfield Holdings, Inc.
                          Richfield Plaza
                        5775 DTC Boulevard
                     Englewood, Colorado 80111
                          (303) 220-2000
           ---------------------------------------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          With a copy to:
                        Paul J. Shim, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                     New York, New York 10006

                            May 2, 1997
               -----------------------------------
                   (Date of Event which Requires
                     Filing of this Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].






                        Page 1 of 24 Pages
                  Exhibit Index Appears on Page 4



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           This Amendment No. 10 (this "Amendment") amends the
Amended and Restated Schedule 13D filed on December 18, 1996 (the "Schedule 13D" or "this Statement"), of Richfield Holdings, Inc., a Colorado corporation formerly known as Regal-Aircoa Companies, Inc. ("RHI"), Richfield Hospitality Services, Inc., a Delaware corporation formerly known as Richfield Hotel Management, Inc. ("Richfield Hospitality"), AIRCOA Equity Interests, Inc., a Colorado corporation ("AEI"), Regal Hotel Management, Inc., a Delaware corporation ("RHM"), Gateway Hotel Holdings, Inc., a Delaware corporation ("Gateway"), and Century City International Holdings Limited, a Bermuda company ("Century"), with respect to the Class A limited partnership units ("Units") of AIRCOA Hotel Partners, L.P., a Delaware limited partnership (the "Company"). RHI, Richfield Hospitality, AEI, RHM, Gateway and Century are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 4.  Purpose of the Transaction.

           On May 2, 1997, Regal Merger Limited Partnership, a de novo limited partnership subsidiary of RHM ("Merger Sub"), the Company and the general partner of the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for a merger (the "Merger") of Merger Sub with and into the Company, in which each of the Units and the Class B Units that RHM and its affiliates do not own will be converted into the right to receive $3.10 per Unit and $20.00 per Class B Unit in cash. The Merger has been approved by the board of directors of the Company's general partner based on a determination by a special committee of the independent members of the Company's Advisory Committee (the "Special Committee") that such increased merger consideration is fair to, and in the best interests of, unaffiliated unitholders of the Company and a consequent recommendation by the Special Committee that the Merger be approved. The Merger will be financed by available funds of the Reporting Persons or the Related Persons and is not subject to any financing contingency. A copy of the Merger Agreement is filed herewith as Exhibit 21 and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

           Exhibit 21. Agreement and Plan of Merger, by and between AIRCOA Hotel Partners, L.P. , AIRCOA Hospitality Services, Inc.,
Regal Hotel Management, Inc. and Regal Merger Limited
Partnership.



                      Page 2 of 24 Pages

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                            Signature

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated:  May 14, 1997

REGAL HOTEL MANAGEMENT, INC.        GATEWAY HOTEL HOLDINGS, INC.


By: /s/ Joel W. Hiser               By: /s/ Mark L. Butler
   --------------------------          --------------------------
   Name: Joel W. Hiser                 Name: Mark L. Butler
   Title: Sr. Vice President           Title: Sr. Vice President


By: /s/ Lyle L. Boll                By: /s/ Lyle L. Boll
   --------------------------          --------------------------
   Name: Lyle L. Boll                  Name: Lyle L. Boll
   Title: Vice President               Title: Vice President

RICHFIELD HOLDINGS, INC.            CENTURY CITY INTERNATIONAL
                                    HOLDINGS LIMITED

By: /s/ Michael Sheh                By: /s/ Lawrence Lau
   --------------------------          --------------------------
   Name: Michael Sheh                  Name: Lawrence Lau
   Title: Executive Vice               Title: Director
          President


By: /s/ David C. Ridgley
   --------------------------
   Name: David C. Ridgley
   Title: Sr. Vice President/
          CAO

AIRCOA EQUITY INTERESTS, INC.       RICHFIELD HOSPITALITY SERVICES,
                                    INC.

By: /s/ Michael Sheh                By: /s/ Michael Sheh
   --------------------------          --------------------------
   Name: Michael Sheh                  Name: Michael Sheh
   Title: Executive Vice               Title: Executive Vice
          President                           President


By: /s/ David C. Ridgley            By: /s/ David C. Ridgley
   --------------------------          --------------------------
   Name: David C. Ridgley              Name: David C. Ridgley
   Title: Sr. Vice President/          Title: Sr. Vice President/
          CAO                                 CAO




                      Page 3 of 24 Pages


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                          Exhibit Index
                          -------------

Exhibit Number     Exhibit
--------------     -------

Exhibit 21 Agreement and Plan of Merger, among AIRCOA Hotel Partners, L.P. , AIRCOA Hospitality Services, Inc., Regal Hotel Management, Inc. and Regal Merger Limited Partnership.




                      Page 4 of 24 Pages


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